SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2022 Business Report

-	For the Audit Reports of Woori Financial Group for Fiscal Year 2022, please refer to the exhibits to the Form 6-K furnished to the U.S. Securities and Exchange Commission on March 7, 2023.

Summary of 2022 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd. as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020	Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank (formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	After-hours trading of a 2% stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

April 15, 2021	Purchased additional equity shares of Woori Financial Capital Co., Ltd., increasing the Company’s equity ownership by 12.9%

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of Woori Financial Capital Co., Ltd. in treasury shares

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (Completion of stock exchange)

September 9, 2021	Announcement of contemplated sales of the remaining stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

October 8, 2021	Joined the SBTi (Science Based Targets initiative) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the IRB (Internal Rating Based) approach

November 9, 2021	Obtained ‘AA’ rating from MSCI ESG assessment(2 grades higher than the previous year), ‘A’ rating from KCGS(Korea Corporate Governance Service)(1 grade higher than the previous year)

November 17, 2021	Included newly in Asia Pacific Index of DJSI(Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of Woori Financial Group

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire DAOL Investment.

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of December 31, 2022

Type	Name of Company
Listed company (4 companies)	Woori Financial Group
Woori Investment Bank
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk
Unlisted company (28 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Asset Trust
Woori Savings Bank
Woori Asset Management
Woori Financial F&I Inc.
Woori Credit Information
Woori Fund Services
Woori Private Equity Asset Management
Woori Global Asset Management
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd
Woori Bank Cambodia PLC.
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar Co., Ltd
Arden Woori Apparel 1st Private Equity Fund
Woori-Dino No.1 PEF
Green ESG Growth No.1 Private Equity Fund

Note 1)	Includes subsidiaries, etc. under the Financial Holding Company Act as of December 31, 2022

2.	Capital Structure (Changes in Capital)

(units: Won, shares)

Date	Item	Type
		Common Shares	Preferred Shares	Others
December 31, 2022	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2021	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2020	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—
December 31, 2019	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—

Note 1)	Our common shares of 680,164,306 were issued on January 2019 upon establishment and common shares of 42,103,377 were increased on September 2019 due to a comprehensive stock exchange between Woori Financial Group and Woori Card.
Note 2)	Our common shares increased by 5,792,866 shares on August 10, 2021 due to a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.

As of December 31, 2022	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%

Note 1)	Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).
Note 2)	Our capital changed in September 2019 and August 2021 due to a comprehensive stock exchanges. The issue prices were based on the closing stock price of the comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of December 31, 2022	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	728,060,549	728,060,549	—
Number of treasury shares	2,324	2,324	Note 1)
Number of outstanding shares	728,058,225	728,058,225	—

Note 1)	Acquired from the issuance of fractional shares (2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital.)

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2022	2021	2020
Operating income	4,431	3,660	2,080
Non-operating income	55	89	-79
Income from continuing operations before income tax	4,485	3,749	2,001
Income tax expense from continuing operations	1,161	942	486
Income from discontinued operations	—	—	—
Net income	3,324	2,807	1,515
Controlling Interest	3,142	2,588	1,307
Non-controlling Interest	182	219	208

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2022			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	313,019,768	1.45	68.21	291,653,291	0.79	70.88	265,636,358	1.08	71.78
	Borrowings	27,296,742	1.99	5.95	21,628,379	0.98	5.26	19,606,056	1.31	5.30
	Debentures	45,945,392	2.26	10.01	40,901,547	1.78	9.94	32,287,676	2.24	8.73
	Others	42,537,152	—	9.27	29,470,312	—	7.16	26,523,338	—	7.17
	Total Liabilities	428,799,054	—	93.44	383,653,529	—	93.23	344,053,429	—	92.97

Total Equity		30,082,662	—	6.56	27,845,863	—	6.77	25,996,721	—	7.03

Total Liabilities & Equity		458,881,716	—	100.00	411,499,392	—	100.00	370,050,150	—	100.00

Note 1)	Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2022			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	16,097,533	1.52	3.51	13,809,362	0.34	3.36	11,925,297	0.45	3.22
	Marketable securities	68,661,882	1.50	14.96	58,416,310	1.67	14.20	54,474,169	1.87	14.72
	Loans	326,710,683	3.73	71.20	301,849,585	2.79	73.35	269,533,892	2.98	72.84
	Loans in local currency	280,414,033	3.53	61.11	262,010,967	2.59	63.67	233,117,610	2.75	63.00
	Loans in foreign Currency	30,916,107	4.54	6.74	25,104,084	3.58	6.10	22,614,578	3.99	6.11
	Guarantee payments	21,260	2.67	0.00	28,000	2.46	0.01	15,845	4.04	0.00
	Credit card receivables	10,026,037	7.24	2.18	9,196,190	7.42	2.23	8,207,859	7.87	2.22
	Foreign bills bought	5,333,246	2.58	1.16	5,510,344	0.85	1.34	5,578,001	1.53	1.51
	Bad debt expense in local currency (-)	2,128,867	—	0.46	1,878,781	—	0.46	1,708,074	—	0.46
	Others	49,540,485	—	10.80	39,302,917	—	9.55	35,824,866	—	9.68

Total Assets		458,881,716	—	100.00	411,499,392	—	100.00	370,050,150	—	100.00

Note 1)	Average Balance : simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2022	2021	2020
Equity capital (A)	31,404	28,980	27,448
Risk weighted assets (B)	205,307	192,503	198,269
BIS(Capital adequacy) ratio (A/B)	15.30	15.05	13.84

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards ( 2020 figures partially based on IRB Approach / 2021, 2022 figures fully based on IRB Approach)
Note 3)	2022 figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: millions of Won, % )

Name of Company	Type		2022	2021	2020
Woori Bank Note2)	BIS ratio Note1)	Equity capital (A)	26,119,135	25,473,034	25,269,072
		Risk weighted assets (B)	167,432,214	157,275,764	145,755,395
		Capital adequacy ratio (A/B)	15.60	16.20	17.34
Woori Card Note3)	Adjusted capital ratio		16.54	17.73	19.93
	Tangible common equity ratio		11.28	11.84	13.48
Woori Financial Capital Note3)	Adjusted capital ratio		13.78	13.38	12.17
	Tangible common equity ratio		12.24	11.70	10.77
Woori Investment Bank Note4)	BIS ratio Note1)	Equity capital (A)	674,082	576,693	491,799
		Risk weighted assets (B)	4,448,524	4,037,822	3,192,245
		Capital adequacy ratio (A/B)	15.15	14.28	15.41
Woori Asset Trust Note5)	Operating capital ratio		1,189.77	1,078.93	1,286.43
Woori Asset Management Note3)	Minimum operating capital ratio		681.18	721.87	754.11
Woori Savings Bank Note6)	BIS Capital adequacy ratio Note1)		18.06	21.47	13.40
Woori Private Equity Asset Management Note3)	Minimum operating capital ratio		8,937.76	3,967.99	3,593.09

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2022 figures are estimates only and subject to change
Note 3)	Figures for Woori Card, Woori Financial Capital, Woori Asset Management, Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements
Note 4)	Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements
Note 5)	Figures for Woori Asset Trust are based on K-IFRS separate financial statements
Note 6)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratio

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2022			2021			2020
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	316,876	7,656	4,138.9	560,744	5,734	9,779.3	40,308	7,911	509.5
Woori Card Note 2)	8,282,745	1,832,484	452.0	7,455,390	1,419,809	525.1	6,255,965	1,406,387	444.8
Woori Financial Capital Note 2)	2,468,298	1,205,067	204.8	1,531,101	856,736	178.7	1,357,876	616,632	220.2
Woori Investment Bank Note 2)	3,128,499	1,802,149	173.6	2,728,159	2,031,260	134.3	2,166,208	1,555,418	139.3
Woori Asset Trust Note 2)	232,036	32,755	708.4	176,660	25,558	691.2	148,856	16,157	921.3
Woori Savings Bank Note 2), Note3)	534,678	384,493	139.1	292,913	228,445	128.2	267,927	209,712	127.8
Woori Private Equity Asset Management Note 2)	23,226	1,897	1,224.4	8,068	1,539	540.0	17,200	1,175	1,463.2

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity
Note 3)	Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2022			2021			2020
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	65,102	63,365	102.74	13,583	—	—	425	—	—

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

(unit: % )

Name of Company	Type	2022	2021	2020
Woori Bank	Liquidity coverage ratio Note 1)	102.40	89.95	92.07
	Foreign currency liquidity coverage ratio Note 1)	143.11	107.40	106.06
	Ratio of business purpose premises and equipment	11.04	11.46	11.68

Note 1)	The method of calculation is based on the business disclosure, and the applicable periods are 2022 4Q, 2021 4Q and 2020 4Q and the liquidity coverage ratio requirements for banks has been reduced from 100% to 92.5% until June 2023

c.	Profitability Ratio Note1), Note2)

Type	2022		2021		2020
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.70	12.21	0.66	11.48	0.40	6.80
Excluding non-controlling interests	0.66	11.54	0.61	10.58	0.34	5.87
Woori Bank	0.66	11.71	0.60	9.92	0.37	5.95
Woori Card	1.14	7.28	1.10	6.36	0.98	5.29
Woori Financial Capital	1.51	12.53	1.69	15.73	1.53	13.83
Woori Investment Bank	1.74	14.47	1.59	12.89	1.47	13.13
Woori Asset Trust	20.86	29.74	18.64	27.05	22.03	31.51
Woori Asset Management	0.75	0.80	6.82	7.11	5.85	6.12
Woori Savings Bank Note3)	0.41	3.05	1.06	7.95	0.97	10.10
Woori Private Equity Asset Management	2.60	2.75	5.46	5.96	2.16	2.31

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis and figures for the other subsidiaries are on a non-consolidated basis
Note 2)	Total assets and total equity : simple average of the starting balance for the fiscal year and each quarter’s ending balance
Note 3)	Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

(units: billions of Won, % )

Type	2022	2021	2020
Total loans	343,821	332,797	299,075
Substandard and below loans	1,082	990	1,256
Substandard and below ratio	0.31	0.30	0.42
Non-Performing Loans	997	902	1,149
NPL Ratio	0.29	0.27	0.38
Substandard and below coverage ratio (A/B)	217.6	192.2	153.8
Loan Loss reserve (A)	2,354	1,903	1,932
Substandard and below loans (B)	1,082	990	1,256

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: % )

Type	2022			2021			2020
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.19	0.16	263.43	0.20	0.18	205.50	0.32	0.30	153.95
Woori Card	0.80	—	104.92	0.41	—	103.21	0.63	—	102.65
Woori Financial Capital	1.22	—	198.56	1.20	—	196.70	1.77	—	140.15
Woori Investment Bank	0.63	0.58	151.81	0.57	0.55	120.05	0.79	0.20	84.78
Woori Asset Trust	32.23	—	—	56.61	—	—	63.64	—	—
Woori Savings Bank Note 2)	3.22	—	97.54	2.32	—	117.37	3.40	—	90.37

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2022	2021	2020
ASSETS
Cash and cash equivalents	34,219,148	20,613,073	17,343,237
Financial assets at fair value through profit or loss (“FVTPL”)	19,860,573	13,497,234	14,762,941
Financial assets at fair value through other comprehensive income	33,085,080	39,119,789	30,028,929
Securities at amortized cost	28,268,516	17,086,274	17,020,839
Loans and other financial assets at amortized cost	355,760,729	348,885,617	312,753,824
Investments in joint ventures and associates	1,305,636	1,335,167	993,291
Investment properties	387,707	389,495	387,464
Premises and equipment	3,142,930	3,174,720	3,287,198
Intangible assets and goodwill	849,114	785,386	792,077
Assets held for sale	13,772	26,327	60,002
Net defined benefit asset	319,280	21,346	5,658
Current tax assets	53,274	22,598	75,655
Deferred tax assets	109,299	31,131	46,088
Derivative assets (designated for hedging)	37,786	106,764	174,820
Other assets	3,061,552	2,088,950	1,348,994

Total assets	480,474,396	447,183,871	399,081,017

LIABILITIES
Financial liabilities at FVTPL	8,952,399	4,873,458	6,813,822
Deposits due to customers	342,105,209	317,899,871	291,477,279
Borrowings	28,429,603	24,755,459	20,745,466
Debentures	44,198,486	44,653,864	37,479,358
Provisions	545,865	576,134	501,643
Net defined benefit liability	35,202	47,986	52,237
Current tax liabilities	843,555	584,491	370,718
Deferred tax liabilities	31,799	186,946	160,250
Derivative liabilities (designated for hedging)	202,911	27,584	64,769
Other financial liabilities	22,811,868	24,171,030	14,215,817
Other liabilities	690,157	556,853	473,813

Total liabilities	448,847,054	418,333,676	372,355,172

EQUITY
Owners’ equity:	28,761,897	25,842,019	23,053,608
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	3,112,449	2,294,381	1,895,366
Capital surplus	682,385	682,385	626,111
Other equity	(2,423,392)	(2,167,614)	(2,347,472)
Retained earnings	23,750,152	21,392,564	19,268,265
Non-controlling interests	2,865,445	3,008,176	3,672,237

Total equity	31,627,342	28,850,195	26,725,845

Total liabilities and equity	480,474,396	447,183,871	399,081,017

Number of Consolidated Subsidiaries (excluding holding company)	167	152	131

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2022	2021	2020
Operating income	4,430,524	3,659,749	2,080,394
Net interest income	8,696,579	6,985,721	5,998,512
Net fees and commissions income	1,710,170	1,470,775	1,014,039
Dividend income	159,982	309,211	138,543
Net gain or loss on financial instruments at FVTPL	238,502	325,751	421,709
Net gain or loss on financial assets at FVTOCI	(21,498)	32,624	24,138
Net gain or loss arising on financial assets at amortized cost	74,204	107,317	44,443
Impairment losses due to credit loss	(885,272)	(536,838)	(784,371)
General and administrative expenses	(4,529,890)	(4,147,411)	(3,956,181)
Other net operating income (expenses)	(1,012,253)	(887,401)	(820,438)
Non-operating income (expense)	54,850	89,492	(79,143)
Net income before income tax expense	4,485,374	3,749,241	2,001,251
Income tax expense	(1,161,392)	(941,870)	(486,002)
Net income	3,323,982	2,807,371	1,515,249
Net income attributable to owners	3,141,680	2,587,936	1,307,266
Net income attributable to the non-controlling interests	182,302	219,435	207,983
Other comprehensive income (loss), net of tax	(239,819)	170,181	(82,207)
Items that will not be reclassified to profit or loss	216,767	96,529	54,964
Items that may be reclassified to profit or loss	(456,586)	73,652	(137,171)
Total comprehensive income	3,084,163	2,977,552	1,433,042
Comprehensive income attributable to the owners	2,909,053	2,745,764	1,233,097
Comprehensive income attributable to non-controlling interests	175,110	231,788	199,945
Net income per share:
Basic and diluted loss per share (in Korean Won)	4,191	3,481	1,742

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2022	2021	2020
ASSETS
Cash and cash equivalents	313,361	578,725	69,176
Financial assets at fair value through profit or loss	689	—	7,247
Financial assets at fair value through other comprehensive income	312,771	146,294	149,614
Loans and other financial assets at amortized cost	2,041,877	633,110	619,117
Investments in subsidiaries	22,394,915	22,144,915	21,562,229
Premises and equipment	11,052	7,790	12,538
Intangible assets	4,859	5,171	5,282
Net defined benefit asset	5,947	1,516	3,509
Current tax assets	14,350	856	307
Deferred tax assets	13,433	6,454	964
Other assets	322	151	—

Total assets	25,113,576	23,524,982	22,429,983

LIABILITIES
Financial liabilities at fair value through profit or loss	—	329	—
Debentures	1,447,762	1,367,429	1,147,503
Provisions	487	394	782
Current tax liabilities	721,795	468,305	215,071
Other financial liabilities	46,039	22,988	22,085
Other liabilities	591	548	570

Total liabilities	2,216,674	1,859,993	1,386,011

EQUITY
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	3,112,273	2,294,288	1,895,322
Capital surplus	10,909,281	10,909,281	14,874,084
Other equity	(26,186)	(3,874)	(1,518)
Retained Earnings	5,261,231	4,824,991	664,746

Total equity	22,896,902	21,664,989	21,043,972

Total liabilities and equity	25,113,576	23,524,982	22,429,983

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2022	2021	2020
Operating income (expense)	1,185,627	590,550	594,752
Net interest income	(5,030)	(22,245)	(12,953)
Interest income	25,614	4,236	10,082
Interest expense	(30,644)	(26,481)	(23,035)
Net fees and commissions loss	(15,059)	(12,585)	(15,394)
Fees and commissions income	1,596	1,306	805
Fees and commissions expense	(16,655)	(13,891)	(16,199)
Dividend income	1,272,393	692,605	680,375
Net gain (loss) on financial instruments at FVTPL	1,018	(7,576)	(920)
Reversal (Provision) of impairment losses due to credit loss	(244)	76	116
General and administrative expenses	(67,451)	(59,725)	(56,472)
Non-operating income (expense)	(1,363)	(305)	(215)
Net income before income tax expense	1,184,264	590,245	594,537
Income tax income (expense)	(1,015)	4,607	781
Net income (loss)	1,183,249	594,852	595,318
Other comprehensive income (loss), net of tax	(22,312)	(2,330)	(887)
Items that will not be reclassified to profit or loss	(22,312)	(2,330)	(887)
Net gain (loss) on valuation of equity securities at FVTOCI	(24,676)	(2,408)	(280)
Remeasurement of the net defined benefit liability	2,364	78	(607)
Total comprehensive Income	1,160,937	592,522	594,431
Net Income per share:
Basic and diluted income per share (in Korean Won)	1,499	730	757

3.	Dividend Information

•

Woori Financial Group’s Shareholder Return Policy and Capital Management Plan In order to improve dividend predictability and enhance shareholder value, Woori Financial Group is delivering Shareholder Return Policy and Capital Management Plan in consideration to the Total Shareholder Return Rate (“TSR”. dividend + share buyback) and will execute as follows. (Please refer to our FY Business Results materials from our homepage (https://www.woorifg.com) for further details)

1.	Until reaching CET1 12%, we will take GDP growth rate into consideration and manage our internal asset growth rate within 4~5% range, while offering TSR level of 30%.

2.	After stably exceeding CET1 12%, we will re-evaluate our mid to long-term Shareholder Return Policy in such a way that it is equal to or above the TSR level of 30%.

3.

Information regarding stock buyback and quarterly dividends will be disclosed after the second quarter of 2023, pursuant to Board of Directors’ resolution and in consideration with our capital ratio status.

4.	TSR is subject to change, due to unprecedented changes in the financial market, such as those caused by COVID 19 re-proliferation or restrictions placed by law or regulations.

•	Plans regarding the amendments to the Articles of Incorporation (“AOI”) related to dividends. (Please refer to our AGM Convocation Notice, March 6, 2023, for further details)

1.

Quarterly dividends : In order to enhance the predictability of dividends and enhance shareholder value, we will be proposing amendments to make the issuance of quarterly dividends possible at the end of March, June, and September. (Interim dividends were made in 2021 and 2022)

2.

Amending the process for determining the dividend record date : In order to implement a dividend procedure in line with global standards, we will allow the setting of the dividend record date after the dividend decision date, so that investors can make investment decisions after confirming the amount of dividend.

•	Specific details regarding future Shareholder Return Policy will be disclosed separately upon resolution by our Board of Directors.

Items		2022	2021	2020
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		3,141,680	2,587,936	1,307,266
Earnings per share (Won)		4,191	3,481	1,742
Total cash dividends (Millions of Won)		822,706	654,384	260,016
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		26.19	25.29	19.89
Cash dividend yield (%)	Common Shares	8.8	6.8	3.6
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	1,130	900	360
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)	The dividends for 2022 includes the interim dividends of KRW109,209 million (KRW150 cash dividend per share)
Note 2)	The dividends for 2021 includes the interim dividends of KRW108,340 million (KRW150 cash dividend per share)
Note 3)	Of the total cash dividends for FY2022, the year-end dividends of KRW 713,497 million represents the amount prior to its approval at the annual general meeting of shareholders for FY2022. If the amount is rejected or amended at the annual general meeting, the Company will disclose such changes.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2022	2021	2020
Auditor	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)	In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 3)	In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contract		Actual
			Fee	Time	Fee	Time
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours
2020	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,135 million	10,400 hours	KRW 1,135 million	10,514 hours

Note 1)	Fee excludes VAT

Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
2020	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million
		U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2020)	KRW 2,280 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees

2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million
2020	July 9, 2020	Tax adjustment (including review relating to application of consolidated tax)	July 9, 2020 ~ May 31, 2021	KRW 61 million

Note 1)	Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of December 31, 2022, the board of directors consists of seven outside directors, one standing director and one non-standing director.

On January 27, 2022, In-Sub Yoon and Yo-Hwan Shin were newly appointed as outside directors at the extraordinary general meeting of shareholders. On February 14, 2022, a non-standing director Hong-Tae Kim resigned for personal reasons. On March 25, 2022, Soo-Young Song was newly appointed and Sung-Tae Ro, Sang-Yong Park, Chan-Hyoung Chung, and Dong-Woo Chang were reappointed as outside directors at the annual general meeting of shareholders for FY2021. On March 23, 2022, Won-Duk Lee resigned as the standing director as he was determined to become the President and CEO of Woori Bank and then newly appointed as a non-standing director at the annual general meeting of shareholders on March 25, 2022.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Subsidiary Representative Director Candidates

(f)	Committee for Internal Control Management

(g)	Board ESG Management Committee

(As of December 31, 2022)

Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)

Name of Committee	Composition	Names of Members
Board Risk Management Committee	Four outside directors	(Chairman) In-Sub Yoon (outside director) Sang-Yong Park (outside director) Yo-Hwan Shin (outside director) Soo-Young Song (outside director)

Compensation Committee	Five outside directors	(Chairman) Yo-Hwan Shin (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) In-Sub Yoon (outside director) Chan-Hyoung Chung (outside director)

Committee for Recommending Executive Officer Candidates	Seven outside directors

(Chairman) Dong-Woo Chang (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Yo-Hwan Shin (outside director)

Soo-Young Song (outside director)

Committee for Recommending Subsidiary Representative Director Candidates	Seven outside directors One standing director

(Chairman) Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Yo-Hwan Shin (outside director)

Dong-Woo Chang (outside director)

Soo-Young Song (outside director)

Committee for Internal Control Management	Three outside directors One standing director	(Chairman) Sang-Yong Park (outside director) Yo-Hwan Shin (outside director) Soo-Young Song (outside director) Tae-Seung Son (standing director)

Name of Committee	Composition	Names of Members

Board ESG Management Committee	Seven outside directors One standing director One non-standing director

(Chairman) Soo-Young Song (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Yo-Hwan Shin (outside director)

Dong-Woo Chang (outside director)

Tae-Seung Son (standing director)

Won-Duk Lee (non-standing director)

2.	Shareholder’s Meeting

a.	Voting Rights Note 1)

(unit: shares)

Items		Number of shares	Notes
Number of issued shares	Common Shares	728,060,549	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	343,991	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,437,579	Note 3)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	716,278,979	—
	Preferred Shares	—	—

Note 1)	As of the annual general meeting of shareholders for 2022 in March 2023
Note 2)	Treasury shares acquired from the issuance of fractional shares and shares in mutual ownership (pursuant to Article 369 of the Commercial Act)
Note 3)	A non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company (pursuant to Article 8-2 of the Financial Holding Company Act)

b.	Summary of the Minutes of Shareholder’s Meeting

	Agenda	Result
Annual General Meeting of Shareholders for 2019 (March 25, 2020)	1. Approval of financial statements for the fiscal year 2019	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (1 outside director, 1 non-standing director, 2 standing directors)

- 3-1 Candidate for outside director : Dennis Chan

- 3-2 Candidate for non-standing director : Hong-Tae Kim

- 3-3 Candidate for standing director : Won-Duk Lee

- 3-4 Candidate for standing director : Tae-Seung Son

Approved as submitted
	4. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for 2020 (March 26, 2021)	1. Approval of financial statements for the fiscal year 2020	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of reduction of Capital Reserve	Approved as submitted

4. Appointment of directors (1 standing director, 4 outside directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for outside director : Sung-Tae Ro

- 4-3 Candidate for outside director : Sang-Yong Park

- 4-4 Candidate for outside director : Zhiping Tian

- 4-5 Candidate for outside director : Dong-Woo Chang

Approved as submitted
	5. Appointment of outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

6. Appointment of Audit Committee Members who are outside directors

- 6-1 Candidate for Audit Committee Member who is an outside director

: Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an outside director

: Dong-Woo Chang

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted
Extraordinary General Meeting of Shareholder in 2022 (January 27, 2022)	1. Appointment of directors (2 outside directors) - 1-1 Candidate for outside director : In-Sub Yoon - 1-2 Candidate for outside director : Yo-Hwan Shin	Approved as submitted
Annual General Meeting of Shareholders for 2021 (March 25, 2022)	1. Approval of financial statements for the fiscal year 2021	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (4 outside directors, 1 non-standing director)

- 3-1 Candidate for outside director : Soo-Young Song

- 3-2 Candidate for outside director : Sung-Tae Ro

- 3-3 Candidate for outside director : Sang-Yong Park

- 3-4 Candidate for outside director : Dong-Woo Chang

- 3-5 Candidate for non-standing director : Won-Duk Lee

Approved as submitted
4. Appointment of outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

5. Appointment of Audit Committee Members who are outside directors

- 5-1 Candidate for Audit Committee Member who is an outside director

: Sung-Tae Ro

- 5-2 Candidate for Audit Committee Member who is an outside director

: Dong-Woo Chang

Approved as submitted
6. Approval of the maximum limit on directors’ compensation	Approved as submitted

III.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2022	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	38,859,717	5.33	41,165,138	5.65	—
Employee Stock Ownership Association of Woori Bank	The related party of the largest shareholder	Common	32,630,581	4.48	28,136,218	3.87	—
Total		Common	71,490,298	9.82	69,301,356	9.52	—
		Others	—	—	—	—	—

Note 1)	Shares in beginning balance is as of December 31, 2021

b.	Changes in the largest shareholder

As of December 31, 2022	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sales of KDIC’S 14,445,354 shares through after-hours trading Note 3)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 4)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 5)

Note 1)

Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000

Note 2)	Comprehensive stock exchange between Woori Financial Group and Woori Card.

Note 3)	Refer to the prior disclosures on Form 6-K on April 13, 2021, Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group
Note 4)	Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital
Note 5)	Refer to the prior disclosure on the Form 6-K on December 10, 2021, Changes in the Largest Shareholder

c.	Share Ownership of More Than 5%

As of December 31, 2022	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	49,834,170	6.84	Note1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.57	—
Employee Stock Ownership Association		69,301,356	9.52	The largest shareholder Note 2)

Note 1)	Based on the disclosure of the National Pension Service on February 1, 2023
Note 2)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2022	August 2022	September 2022	October 2022	November 2022	December 2022
Common Shares	High	12,200	12,450	11,950	12,000	13,000	13,100
	Low	11,000	11,750	10,700	11,100	11,400	11,550
	Average	11,683	12,123	11,498	11,542	12,011	12,710
Monthly Trade Volume	High	4,041,303	5,496,204	4,009,821	4,012,900	6,594,930	6,610,706
	Low	1,361,105	1,345,945	1,203,409	940,751	1,260,692	1,431,662
	Monthly Total	52,669,461	46,727,144	45,895,743	45,059,956	50,542,542	51,933,848

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		July 2022	August 2022	September 2022	October 2022	November 2022	December 2022
ADS	High	27.93	28.53	25.48	25.26	30.13	30.63
	Low	25.42	26.35	22.32	22.79	23.97	27.53
	Average	26.86	27.39	24.53	24.24	26.60	29.25
Won Conversion	High	36,303	37,160	35,524	35,821	40,118	39,096
	Low	33,300	35,512	32,025	32,638	33,989	34,889
	Average	35,114	36,118	34,132	34,576	36,287	37,921
Monthly Trade Volume	High	99,681	150,298	107,140	115,138	81,771	70,551
	Low	25,687	24,637	42,219	31,325	9,276	18,147
	Monthly Total	1,093,739	1,366,146	1,432,447	1,349,207	944,971	722,706

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

IV.	Directors and Employee Information

1.	Directors and Executives

As of March 16, 2023

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	118,127	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 1)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 1)
Outside Director	Registered	Soo-Young Song	—	March 25, 2022~	Note 2)
Non-standing Director	Registered	Won-Duck Lee	26,500	March 25, 2022~	~December 31, 2023
Deputy President	Non-Registered	Sung-Wook Lee	15,000	February 25, 2022 ~	~ February 10, 2024
Senior Managing Director	Non-Registered	Il-Jin Ouk	3,000	March 7, 2023~	~ February 24, 2024
Managing Director	Non-Registered	Kon-Ho Kim	9,160	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jang-Keun Park	—	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jeong-Soo Lee	5,890	March 7, 2023~	~ March 6, 2025
Deputy Managing Director	Non-Registered	Jae-Hwa Jeon	7,872	March 7, 2023~	~ March 6, 2025

Note 1)	End of the annual general meeting of shareholders for FY2022
Note 2)	End of the annual general meeting of shareholders for FY2023
Note 3)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 4)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of December 31, 2022	(units: persons, millions of Won)

	Number of Employees					Average Tenure		Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	111	—	39	—	150	2 years 11 months (15 years 10 months	)	29,242	189	—

Note 1)	18 employees concurrently employed by affiliated companies are excluded
Note 2)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 3)	Contract employees include non-registered executives

3.	Directors’ Compensation

As of December 31, 2022	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	1,475	695	—
Outside Directors (excludes audit committee members)	4	288	79	—
Audit Committee Members	3	166	55	—
Auditor	—	—	—	—

Note 1)	Registered directors and audit committee members include uncompensated directors
Note 2)	Only the compensation amount paid by Woori Financial Group is included for the three executives concurrently employed by Woori Bank
Note 3)	Number of Persons is as of December 31, 2022
Note 4)	Total Compensation is the amount paid until December 31, 2022
Note 5)

Average compensation per director was calculated by dividing the total compensation until December 31, 2022 by the annualized number of persons / The annualized number of persons include newly appointed three outside directors and resigned 1 non-standing director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 16, 2023	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President